January 5, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention: Ms. Cheryl Grant

Re:	PanAmSat Holding Corporation Registration Statement on Form S-1 Filed December 20, 2004 File No. 333-121463

Dear Ms. Grant:

        As you are aware, PanAmSat Holding Corporation (the "Issuer") filed on December 20, 2004 a Registration Statement on Form S-1 (the "S-1") relating to the contemplated initial public offering of its common stock (the "IPO"). The purpose of this letter is to provide additional factual background and support relating to the Issuer's accounting under the fair value recognition provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("FAS 123") for certain issuances of common stock and grants of stock options.

        Although the Issuer has not determined the range of the expected initial offering price for the IPO to be disclosed in the S-1, for purposes of your review and analysis of the Issuer's accounting under FAS 123 you may assume that the midpoint of the range of the expected initial offering price will be in excess of the purchase price for each issuance of common stock and the exercise price for each grant of stock options, respectively, to employees and directors during 2004.

Transactional Background

        As set forth in the S-1, the Issuer and its subsidiaries have engaged in several transactions during 2004 affecting their capital structure. In an effort to assist you in your review of the S-1, we are providing on a supplemental basis the following summary background information on these capital structure transactions as well as on common stock issuances and stock option grants during 2004.

        The Issuer is owned by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), The Carlyle Group ("Carlyle"), and Providence Equity Partners, Inc. ("Providence") (collectively, the "Sponsors"), together with certain members of its management and board of directors (collectively, the "Stockholders"). The Issuer owns 100 percent of PanAmSat Corporation ("PanAmSat").

        On August 20, 2004 (the "Recapitalization Date"), the Sponsors and certain members of management recapitalized PanAmSat (the "Recapitalization"), with all prior stockholders of PanAmSat receiving cash for their shares. As a result of the Recapitalization, shares of PanAmSat common stock are no longer publicly traded and were delisted from NASDAQ on August 20, 2004.

        In September 2004, the Stockholders of PanAmSat formed the Issuer, and on October 8, 2004, they contributed their ownership interests in PanAmSat to the Issuer in exchange for additional shares of the Issuer. After the contribution, the Issuer legally assumed the obligations under PanAmSat's Amended and Restated 2004 Stock Option Plan, resulting in all outstanding stock options of PanAmSat becoming exercisable for shares of the Issuer.

        On October 19, 2004, the Issuer completed a private placement of debt securities with an aggregate principal amount at maturity of approximately $416 million (the "Issuer Notes"), receiving proceeds of approximately $250 million. Immediately thereafter, the Issuer declared and paid a dividend of approximately $246 million to its Stockholders (the "October 2004 Dividend").

1

        In the S-1, we have disclosed that certain management employees and directors have purchased common stock and/or been granted options to purchase common stock concurrent with or subsequent to the Recapitalization. These share issuances and stock option grants were completed within two months of the Recapitalization using a purchase or exercise price of $5.00 per share, which was the same price paid by the Sponsors to The DIRECTV Group, Inc. ("DIRECTV") for PanAmSat's stock in the Recapitalization1. DIRECTV was PanAmSat's sole stockholder as of the Recapitalization Date, other than certain members of management who retained their shares and other equity rights in the Recapitalization. The price for the share issuances and option grants was based on the Recapitalization pricing, which was executed at market value on an arm's length basis, and because the operations of the business had not changed since the Recapitalization. When these issuances and stock option grants occurred, neither the Issuer nor PanAmSat contemplated an IPO. The Sponsors, management and investment bankers did not hold discussions contemplating execution of the potential IPO until November 15, 2004.

Grants and Acquisitions of Stock and Options over Last Year

        As disclosed in Note 2 to PanAmSat's audited financial statements included as part of the S-1, PanAmSat accounts for employee stock compensation under the fair value recognition provision of FAS 123 prospectively for grants made on or after January 1, 2003. The accounting policies of the Issuer, as successor to PanAmSat, are consistent with PanAmSat's accounting policies.

        Set forth below is a chronological schedule covering each of the common stock issuances and stock option grants made to employees or directors of the Issuer or PanAmSat from January 1, 2004 through the date of this letter. The number of shares issued or granted, the fair value and the exercise price reflect the stock split that occurred on August 20, 2004 immediately subsequent to the Recapitalization, but does not reflect a reverse stock split that is contemplated to occur in conjunction with the IPO.

The purchase of shares from DIRECTV was the final transaction in a series of transactions under a Transaction Agreement dated April 20, 2004. Two days preceding the purchase of shares from DIRECTV, PanAmSat effected a merger pursuant to which PanAmSat paid its public stockholders cash for the shares of PanAmSat common stock held by them (representing 19.6% of the issued and outstanding stock) for a higher price than was paid to DIRECTV by the Sponsors. The lower price paid to DIRECTV was the result of negotiations between the Sponsors and DIRECTV relating to events that occurred following the date of the Transaction Agreement, which the parties agreed reflected the adjusted value of PanAmSat. The adjustment did not affect the price originally agreed to be paid to the public stockholders. The price shown as paid to DIRECTV reflects the adjustment for the effect of the stock split on August 20, 2004.

The stock issuances and option grants referred to in the schedule below are more specifically described in the narrative that follows.

Sale/Grant Date		Purchaser/ Optionee	Stock/ Options	Number of Shares	Fair Value	Exercise Price
	New Grants and Issuances
March 31, 2004	(1),(3),(5)	Employees	Options	11,261	$5.60	$5.60
August 20, 2004	(2),(3)	Employees	Common Stock	1,275,908	$5.00	NA
August 20, 2004	(3)	Employees	Options	4,534,920	$5.00	$5.00
August 20, 2004	(3)	Directors	Common Stock	100,000	$5.00	NA
August 20, 2004	(3)	Directors	Options	900,000	$5.00	$5.00
October 8, 2004	(2),(3)	Employees	Common Stock	36,000	$5.00	NA
October 8, 2004	(3)	Employees	Options	540,000	$5.00	$5.00
October 11, 2004	(2)	Employees	Common Stock	464,000	$5.00	NA
October 11, 2004		Employees	Options	527,000	$5.00	$5.00
	Adjustment of Option Strike Price to Reflect Lower Fair Value as a Result of Increased Outstanding Debt
October 19, 2004	(4)	Employees	Options	5,601,920	$2.77	$2.77
October 19, 2004	(4)	Directors	Options	900,000	$2.77	$2.77

(1)
Except for four key executives, all employee stock options were terminated on August 20, 2004, and to the extent they held intrinsic value, the employee was paid cash for that value on such date.

(2)
Common stock acquired by employees is subject to certain contractually stipulated restrictions on sale or other transfer as described in Form S-1, Exhibit 10.9, Form of Amended and Restated Management Stockholder's Agreement. (3) Grant and/or issuance made in common stock of PanAmSat Obligations under options were legally assumed by the Issuer on October 8, 2004.

(4)
Existing grants of options to purchase common stock were adjusted to reduce their strike price by the reduction of fair value that resulted from the incurrence of additional debt by the Issuer to pay a dividend on outstanding shares.

(5)
Exercise price and fair value determined based on the closing price of PanAmSat common stock as listed on NASDAQ on the date of grant, as adjusted for the August 20, 2004 stock split.

Determination of Fair Value

        The Issuer believes that all of the above listed stock issuances and options were issued and granted at prices not less than the fair value of the Issuer and/or PanAmSat at their dates of issuance or grant. Paragraph 9 of FAS 123 defines fair value and states, in part:

  "...the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances..."

        The fair value and exercise price for each stock issuance and option grant on or subsequent to the Recapitalization Date was determined and approved by the PanAmSat board of directors after careful consideration of a number of factors deemed relevant and appropriate. These factors generally included the proximity in time of the grant and issuance to the Recapitalization, PanAmSat's financial condition and results of operations during the relevant period, the general market conditions in which PanAmSat operates, and current and future competitors. However, the PanAmSat board of directors believed that the fair market price of the Recapitalization transaction provided overwhelming evidence of the fair value of PanAmSat.

        The Recapitalization was completed on August 20, 2004 after the culmination of an auction process. During such process, each potential investor had the opportunity to consider PanAmSat's prospects for continued sales growth, high margin levels and profitability. The eventual price paid per share by the Sponsors to our former parent company was $5.00 per share, as adjusted for the August 20, 2004 stock split. Based on the price per share paid by the Sponsors and the fact that there had been no change in the operations of the business, the Sponsors and board of directors determined that $5.00 per share was the best indication of fair value for the stock issuances and option grants that were finalized the same day as the Recapitalization. For additional background regarding the extensive auction process that culminated in the Recapitalization, please refer to the section entitled "Background of the Merger" contained in PanAmSat's Schedule 14A proxy statement filed on July 22, 2004.

        With respect to the stock issuances and option grants on October 8, 2004 and October 11, 2004, the Issuer's board of directors determined that the market price of $5.00 per share remained the best indicator of fair value. This determination considered that the most recent valuation of PanAmSat shares was a fair market transaction for over 80% of PanAmSat's ownership less than 60 days prior and the absence of any milestones or material changes in PanAmSat's prospects, operations or capitalization, including the high degree of leverage.

        The Issuer and/or PanAmSat determined the fair value of the option grants discussed herein utilizing the Black-Scholes valuation model, and is amortizing the related compensation expense over the relevant vesting periods.

Adjustment of Stock Option Exercise Price in October 2004

        On October 19, 2004 (the "Adjustment Date"), the board of directors of the Issuer adjusted the exercise price of all stock options issued on or after August 20, 2004 from $5.00 to $2.77 per share, and similarly provided for the same $2.23 per share reduction for certain stock options held by four key executives that were granted prior to August 20, 2004. The adjustment occurred the day after the issuance of the Issuer Notes for the October 2004 Dividend. The $2.23 exercise price adjustment reflected the devaluation of the Issuer's common stock as a result of the additional debt that was incurred and the fact that the net proceeds were distributed to the stockholders of the Issuer. The Issuer's board of directors determined that this distribution, absent other changes in the operations and capital structure of the Issuer and its consolidated subsidiaries, as described above, reduced the total fair value of Issuer common stock by the amount of the distribution ($246 million or $2.23 per share). The option exercise price was adjusted by the amount of the dividend to give effect for the present value of the dividend payment as a reduction in fair value of the options.

        The value of the Issuer's common stock on the date of the adjustment was determined by the Issuer's board of directors (substantially all of which were affiliated with the Sponsors—the entities that were the existing Stockholders principally affected) based upon (a) confirmation that the total enterprise value of the Issuer/PanAmSat had not changed since the Recapitalization Date and (b) the determination that the value of the Issuer's common shares had been reduced by the amount of the October 2004 Dividend. The exercise price of the options granted contemporaneously with the issuance of the common shares subsequent to the Recapitalization was adjusted to remain equal to the value of the common shares, which had been diminished as a result of the cash dividend. The options, of course, did not share in the cash dividend. The size of the dividend in relation to the value of the common stock and the proximity in time of the payment of the dividend to the Recapitalization and the issuance of the shares and granting of the options were significant factors considered in making the determination to adjust the exercise price. Additionally, on behalf of the Issuer, an independent valuation firm assessed the reasonableness of the Issuer's fair market value determination after consideration of the additional debt that was incurred to pay the October 2004 Dividend. This valuation, which we are providing to you as a supplement to this letter, corroborated the adjusted fair value of the equity underlying the stock options as of the date of the adjustment.

        Therefore, the amount of compensation expense to be recorded by the Issuer in future periods was not affected by the adjustment discussed above.

        The Issuer expects to use a portion of the proceeds of the IPO to pay another special dividend to stockholders of record immediately prior to the IPO. This dividend, as well as the October 2004 Dividend in connection with the issuance of the Issuer Notes, are considered unusual because there was not an expectation, prior to consideration of the IPO, that the Issuer would regularly issue dividends to stockholders. There is no plan to further reduce the stock option exercise price based on the second special dividend given the expected change in value that will result from the IPO and the execution of a post-IPO high dividend policy. Based on the fact that these dividends were expected to be unusual and infrequent in nature, there was no adjustment to the "minimum value" recorded on stock options for the present value of future dividends.

Significant Factors Contributing to the Difference between Fair Value as of the Date of Issuance or Grant and Estimated IPO Price

        Several factors that were not anticipated on the Adjustment Date have occurred or are expected to occur after the Adjustment Date that have resulted or are expected to result in an increased fair value of the Issuer's common stock, as follows:

  •
  Establishment of Dividend Policy. Although the Issuer paid a dividend of the net proceeds of the Issuer Notes in October, and expects to declare a special dividend to stockholders of record immediately prior to the IPO that will be paid from the IPO proceeds, neither the Issuer nor PanAmSat has historically paid dividends. As disclosed in the S-1, it is contemplated that the Issuer will establish a dividend policy under which it expects to pay substantial periodic dividends to holders of its common stock after the IPO, although this payment will be at the discretion of the Issuer's board of directors based on availability of funds. Based upon our discussions with the managing underwriters for the IPO, the valuation of the Issuer's common stock will be increased substantially over its pre-IPO valuation based on the establishment of the dividend policy. The impact on the value of the equity of the Issuer, however, is dependent on the successful completion of the IPO.

  •
  Peer Group Comparisons—Dividends A Factor. As the Issuer's management and Sponsors evaluated the potential to complete an IPO, the effect of a dividend policy on fair value was carefully considered by looking at peer group comparisons. SES Global, one of the Issuer's closest comparable peers, trades at 7.5-7.8X EBITDA and the Issuer's last transaction in the Recapitalization was completed at 7.1X EBITDA. This difference is attributable to the fact that SES Global pays a low dividend, and without this dividend, its fair value would be comparable to the Issuer's fair value in the Recapitalization. By comparison, the impact on other peer groups with similar dividend policy decisions was evaluated and substantially the same effect on fair value was noted. For instance, Citizens Utilities and Iowa Telecom, two SEC registrants that have implemented a high dividend policy, have EBITDA multiple valuation comparisons that are two multiple points greater than their peers as a result of their high dividend policies. Based on this and other market analysis referred to above, the Issuer believes that without the effect of the high dividend policy change, the value of the Issuer's common stock will continue to be valued in the 7X EBITDA range absent other substantial changes in the Issuer's operations or industry.

  •
  Market Factors. Recently, there have been dividend policy changes by registrants (including in connection with initial public offerings) that have driven valuations upward with a direct correlation to the registrants' dividend policies. Specifically, the value of the common stock of Citizens Utilities was approximately 6X EBITDA in late 2003 when this registrant began exploring strategic options, including possible changes in its dividend policies. On July 11,

      2004, Citizens' announced a one-time special dividend and a new and ongoing high dividend policy, which drove the stock valuation upward to approximately 7.9X EBITDA within a short period of time of the announcement. These increases in Citizens valuation were seen when general stock market valuations were flat (see table below). During this same period, Iowa Telecom announced its initial public offering of a high dividend common stock, and saw its valuation relative to its peer group of companies increase by approximately two multiple turns of EBITDA. We believe these and other market indicators support the Issuer's conclusion that there is a direct correlation between the increase in value of the Issuer's common stock and the successful completion of the IPO (including the adoption of the high dividend policy).

	12/31/2003	3/31/2004	6/30/2004	8/20/2004	9/30/2004	10/19/2004	11/30/2004	12/20/2004
DJIA	10,454	10,358	10,435	10,110	10,080	9,898	10,428	10,662
% change since 12/31/03		-1%	0%	-3%	-4%	-5%	0%	2%
S&P 500	1,112	1,126	1,141	1,098	1,115	1,103	1,174	1,195
% change since 12/31/03		1%	3%	-1%	0%	-1%	6%	7%
Nasdaq	2,003	1,994	2,048	1,838	1,897	1,923	2,097	2,128
% change since 12/31/03		0%	2%	-8%	-5%	-4%	5%	6%
Citizens EBITDA Multiple	6.0			7.2			7.9
% change since 12/31/03				20%			32%
  •
  Completion of the IPO and Amendment of the Credit Facilities. The establishment of increased value to holders of the Issuer's common stock through the anticipated dividend policy referred to above would not be possible under PanAmSat's credit agreements and the indentures governing PanAmSat's outstanding notes (collectively, the "Debt Documents") without the IPO and certain expected amendments to PanAmSat's credit agreements. The Issuer, which is a holding company with no operations or revenues separate from its ownership of PanAmSat, would be unable to pay dividends unless PanAmSat pays dividends or makes other distributions to the Issuer. The IPO will enable PanAmSat to make distributions to the Issuer (and, accordingly, for the Issuer to pay dividends to its stockholders) in two principal respects. First, the net proceeds of the IPO that are not used to pay a dividend to the Issuer's current stockholders will create a significant "basket" under the covenants relating to the Debt Documents, from which future distributions to the Issuer can be made. Secondly, the substantial reduction of outstanding debt using IPO proceeds will enable the Issuer to obtain expected amendments to PanAmSat's credit agreements that will further facilitate the ability to pay the dividends on which the greater equity value will be based. The IPO and the credit agreement amendments are conditional on each other.

  •
  Reduced Leverage. As disclosed in the S-1, the Issuer intends to use a substantial portion of the proceeds of the IPO to reduce its leverage. While this reduced leverage does not affect the enterprise value like a change in dividend policy does, it will affect the "net equity value", increasing the overall fair value of the equity. At the time of the stock issuances and stock option grants referred to in the table above, there had been no significant reduction in leverage of the Issuer since the Recapitalization.

        It should be noted that, other than the factors described above, there have not been any substantial changes in the Issuer's business since the Recapitalization Date, and none are expected in the immediate future absent the successful completion of the Issuer's IPO.

Conclusion

        We believe we have accounted for all stock issued and options granted to employees and directors during 2004 correctly utilizing the fair value principles set forth in FAS 123. We have discussed this matter with our Audit Committee, and they agree with our conclusions as presented herein. Additionally, we have consulted with our Independent Registered Public Accounting Firm regarding the conclusions reached herein.

        We welcome the opportunity to discuss this further if you so desire. Please feel free to contact me at 203-210-8008, or John Maxwell, Senior Vice President—Finance, at 203-210-8009.

Sincerely,

/s/ MICHAEL J. INGLESE

Michael J. Inglese
Executive Vice President and Chief Financial Officer

Copies to:
James Cuminale, PanAmSat
John Maxwell, PanAmSat
Chris Cooper, Deloitte & Touche LLP
Joseph Kaufman, Simpson Thacher & Bartlett LLP